FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

For immediate release	23 July 2004

Abbey National plc (“Abbey”)

In connection with the recent speculation surrounding, and announcement concerning Abbey National, the company draws attention to today’s statement by Grupo Santander. The text of this announcement is provided below.

“In connection with the announcement made today by Abbey National confirming that it has received an approach which may or may not lead to an offer, Grupo Santander states that it is holding conversations with Abbey National. It is not possible to determine whether such conversations will result or not in an offer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 23 July 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations